EXHIBIT 99.2

Press Release Dated April 30, 2012, Suncor Energy increases dividend

News Release

FOR IMMEDIATE RELEASE

Suncor Energy increases dividend

(All financial figures are in Canadian dollars.)

Calgary, Alberta (April 30, 2012) – Suncor Energy’s Board of Directors has approved an increase in the company’s quarterly dividend to $0.13 per share on its common shares, from the previous level of $0.11 per share.

“We’re committed to returning more cash to shareholders through dividend increases as we grow our production and free cash flow,” says Bart Demosky, chief financial officer. “It’s a key element of our total shareholder return.”

The dividend is payable June 25, 2012, to shareholders of record at the close of business on June 4, 2012.

Dividend payments are reviewed on a quarterly basis by Suncor’s Board of Directors in light of the company’s financial position, its financing requirements for growth, anticipated cash flow and other factors considered relevant by the Board of Directors.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary Alberta T2P 3E3
www.suncor.com